SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Amendment No. 3)*

Under the Securities Exchange Act of 1934

Southwest Airlines Co.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

844741108
(CUSIP Number)

Elliott Investment Management L.P.

360 S. Rosemary Ave, 18th Floor

West Palm Beach, FL 33401

with a copy to:

Eleazer Klein, Esq.
Adriana Schwartz, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 24, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 15 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 844741108	Schedule 13D/A	Page 2 of 15 Pages

1	NAME OF REPORTING PERSON Elliott Investment Management L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 61,116,500
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 61,116,500
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 61,116,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 844741108	Schedule 13D/A	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON Michael Cawley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,765
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 19,765
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 19,765
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 844741108	Schedule 13D/A	Page 4 of 15 Pages

1	NAME OF REPORTING PERSON David Cush
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 10,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 844741108	Schedule 13D/A	Page 5 of 15 Pages

1	NAME OF REPORTING PERSON Sarah Feinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,068 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,068 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,068 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

(1) Includes 268 shares of Common Stock directly held by domestic partner.

CUSIP No. 844741108	Schedule 13D/A	Page 6 of 15 Pages

1	NAME OF REPORTING PERSON Joshua Gotbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,162
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 19,162
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 19,162
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 844741108	Schedule 13D/A	Page 7 of 15 Pages

1	NAME OF REPORTING PERSON Robert Milton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,953
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,953
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,953
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 844741108	Schedule 13D/A	Page 8 of 15 Pages

1	NAME OF REPORTING PERSON Gregg Saretsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 844741108	Schedule 13D/A	Page 9 of 15 Pages

1	NAME OF REPORTING PERSON Easwaran Sundaram
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,073 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,073 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,073 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

(1) Seventy-three shares of Common Stock directly held by Mr. Sundaram were omitted from rows (7), (9) and (11) of his cover page in Amendment No. 1 and Amendment No. 2 of the Schedule 13D, the amount reflected therein should have been 2,073.

CUSIP No. 844741108	Schedule 13D/A	Page 10 of 15 Pages

1	NAME OF REPORTING PERSON Patricia Watson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,243 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,243 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,243 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

(1) Includes 1,279 shares of Common Stock directly held by spouse. One-hundred shares of Common Stock directly held by Ms. Watson’s spouse were omitted from rows (7), (9) and (11) and footnote (1) of her cover page in Amendment No. 1 and Amendment No. 2 of the Schedule 13D; the amount reflected on rows (7), (9) and (11) of her cover page should have been 5,186 and the amount reflected in footnote (1) of her cover page should have been 1,222.

CUSIP No. 844741108	Schedule 13D/A	Page 11 of 15 Pages

The following constitutes Amendment No. 3 to the Schedule 13D (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.
Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The tenth paragraph of Item 3 of Amendment No. 1 to the Schedule 13D is hereby corrected to read as follows:

Mr. Sundaram used a total of approximately $52,529, excluding commissions, to acquire the 2,073 shares of Common Stock reported herein as beneficially owned by him.

The last paragraph of Item 3 of Amendment No. 1 to the Schedule 13D is hereby corrected to read as follows:

Ms. Watson used a total of approximately $99,898, excluding commissions, to acquire 3,964 of the shares of Common Stock reported herein as beneficially owned by her. Ms. Watson’s spouse used a total of approximately $37,500, excluding commissions, to acquire 1,222 shares of the shares of Common Stock reported herein as beneficially owned by Ms. Watson.

The first paragraph of Item 3 of the Schedule 13D is hereby amended and restated to read as follows:

The aggregate cost of the shares of Common Stock directly held by the Elliott Funds is approximately $1,603,847,662.

The last paragraph of Item 3 of the Schedule 13D is hereby amended and restated to read as follows:

Ms. Watson used a total of approximately $99,898, excluding commissions, to acquire 3,964 of the shares of Common Stock reported herein as beneficially owned by her. Ms. Watson’s spouse used a total of approximately $39,000, excluding commissions, to acquire 1,279 shares of the shares of Common Stock reported herein as beneficially owned by Ms. Watson.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

On September 24, 2024, EIM issued a press release (the “September 24 Press Release”) with an open letter to the Issuer’s shareholders. The September 24 Press Release is attached hereto as Exhibit 99.7 and is incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

The second paragraph of Item 5(a) of Amendment No. 1 to the Schedule 13D is hereby corrected to read as follows:

By virtue of the Candidate Agreements, EIM and the Candidate Reporting Persons may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Exchange Act and the “group” may be deemed to beneficially own an aggregate of 49,013,707 shares of Common Stock, representing approximately 8.2% of the outstanding shares of Common Stock. Each Reporting Person expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other Reporting Persons.

CUSIP No. 844741108	Schedule 13D/A	Page 12 of 15 Pages

The second paragraph of Item 5(a) of Amendment No. 2 to the Schedule 13D is hereby corrected to read as follows:

By virtue of the Candidate Agreements, EIM and the Candidate Reporting Persons may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Exchange Act and the “group” may be deemed to beneficially own an aggregate of 58,153,707 shares of Common Stock, representing approximately 9.7% of the outstanding shares of Common Stock. Each Reporting Person expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other Reporting Persons.

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated to read as follows:

(a) See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by each Reporting Person. The aggregate percentage of shares of Common Stock reported beneficially owned by each Reporting Person is based upon 599,157,019 shares of Common Stock outstanding as of July 25, 2024, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024, filed by the Issuer with the Securities and Exchange Commission on July 29, 2024.

By virtue of the Candidate Agreements, EIM and the Candidate Reporting Persons may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Exchange Act and the “group” may be deemed to beneficially own an aggregate of 61,181,764 shares of Common Stock, representing approximately 10.2% of the outstanding shares of Common Stock. Each Reporting Person expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other Reporting Persons.

(b) See rows (7) through (10) of the cover page to this Schedule 13D for the shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) The transactions in the shares of Common Stock effected by each of the Reporting Persons since the filing of Amendment No. 2 and two transactions by Ms. Watson’s spouse, which were omitted from Amendment No. 1 are set forth on Schedule 1 attached hereto.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The second and third paragraphs of Item 6 of the Schedule 13D are hereby amended and restated to read as follows:

The Elliott Funds have entered into notional principal amount derivative agreements (the “Cash Derivative Agreements”) in the form of cash settled swaps with respect to an aggregate of 4,808,000 shares of Common Stock of the Issuer (collectively representing economic exposure comparable to 0.8% of the shares of Common Stock of the Issuer). The Cash Derivative Agreements provide the Elliott Funds with economic results that are comparable to the economic results of ownership but do not provide them or EIM with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the Cash Derivative Agreements (such shares, the “Subject Shares”). EIM disclaims beneficial ownership in the Subject Shares. The counterparties to the Cash Derivative Agreements are unaffiliated third-party financial institutions.

EIM has combined economic exposure in the Issuer of approximately 11.0% of the shares of Common Stock outstanding.

CUSIP No. 844741108	Schedule 13D/A	Page 13 of 15 Pages

Item 7.	EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented to add the following:

Exhibit 99.7:	Press Release, dated September 24, 2024.

CUSIP No. 844741108	Schedule 13D/A	Page 14 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: September 24, 2024

Elliott Investment Management L.P.

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

/s/ Elliot Greenberg
As attorney-in-fact for Michael Cawley, David Cush, Sarah Feinberg, Joshua Gotbaum, Robert Milton, Gregg Saretsky, Easwaran Sundaram and Patricia Watson

CUSIP No. 844741108	Schedule 13D/A	Page 15 of 15 Pages

SCHEDULE 1

Transactions in the Shares of Common Stock of the Issuer

The “Price Range ($)” for the August 14, 2024 and August 15, 2024 transactions reported for EIM in Schedule 1 of Amendment No. 2 to the Schedule 13D should have been 25.19 - 25.60 and 26.03 - 26.54, respectively, and are hereby corrected.

The following table sets forth all transactions in the shares of Common Stock effected by each of the Reporting Persons since the filing of Amendment No. 2 and two transactions by Ms. Watson’s spouse which were omitted from Amendment No. 1. Except as noted below, all such transactions were effected by each Reporting Person in the open market through brokers and the price per share excludes commissions. Where a price range is provided in the column titled “Price Range ($)”, the price reported in the column titled “Price Per Share ($)” is a weighted average price. These shares of Common Stock were sold or purchased in multiple transactions at prices between the price ranges indicated in the column titled “Price Range ($)”. Each Reporting Person will undertake to provide to the staff of the SEC, upon request, full information regarding the shares of Common Stock sold or purchased at each separate price by such Reporting Person.

EIM

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
08/26/2024	1,228,000	28.17	27.99 - 28.37
08/27/2024	200,000	28.09	27.99 - 28.20
08/27/2024	1,600,000*	28.40

* Block purchase from a broker dealer counterparty.

MS. WATSON

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
06/28/2024	39*	25.56
07/31/2024	61*	24.55
08/30/2024	57*	26.23

* Represents an acquisition under the Issuer’s Amended and Restated 1991 Employee Stock Purchase Plan by Ms. Watson’s spouse.